[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 23, 2015

BY HAND AND EDGAR

Matthew Crispino

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Shopify Inc.

Draft Registration Statement on Form F-1

Submitted February 18, 2015

CIK No. 0001594805

Dear Mr. Crispino:

On behalf of Shopify Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial confidential submission of the Registration Statement with the Commission on February 18, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 17, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To date, neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. If and when such written communications are prepared and used, the Company will supplementally provide copies of those communications to the Staff.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and confirms that the Company will update the Registration Statement with the required information promptly after such information is available.

Prospectus Cover Page

3.	Here and in the summary, please disclose that there will be two classes of authorized common stock outstanding after the offering – Class A subordinate voting shares and Class B multiple voting shares – and briefly describe the different rights between the two classes. Also, in the Summary, disclose the aggregate voting power of each class of common stock following the offering.

The Company has revised the cover page of the Amendment to disclose that there will be two classes of authorized shares outstanding after the offering and has briefly described the different rights between the two classes. The Company respectfully submits that the aggregate voting power of each class following the offering has already been disclosed on page 7 of the Registration Statement under “The Offering – Voting Rights.”

4.	Please move all the information that immediately follows the paragraph disclosing a dealer’s prospectus delivery obligation to the end of the risk factors section or another appropriate portion of the body of the prospectus. The summary should immediately follow the page with the table of contents.

The Company has revised the Amendment so that the summary immediately follows the page with the table of contents.

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

5.	We note your statement in this section that while you believe the market position, market opportunity and market share information included in the prospectus is “generally reliable,” such information is “inherently imprecise.” As you know, the company is responsible for the entire contents of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

The Company has revised page 50 of the Amendment to remove this sentence.

Prospectus Summary

Overview, page 1

6.	Please tell us your basis for the leadership claim in the first sentence.

The Company has provided supplementally with this letter a separate binder containing support for this statement.

7.	Refer to the disclosure in the last paragraph where you disclose year-over-year merchant growth. Please disclose here and on page 87 the time period for this calculation.

The Company has revised the disclosure on pages 2 and 90 of the Amendment.

Industry Overview and Market Opportunity, page 2

8.	Regarding the information from third parties cited in your prospectus, such as the data provided by AMI Partners and Forrester Research, please tell us whether any of the data was prepared for you or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

The Company confirms that it did not commission any of the industry reports cited in the Registration Statement, nor were any such reports prepared specifically for use in the Registration Statement. The Company has provided supplementally with this letter a separate binder containing the third-party reports referred to in the Registration Statement, which have been marked to designate the portions relied upon in making the statements in the Registration Statement.

Risk Factors

We use a limited number of data centers…, page 19

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

9.	We note your reliance on your two third-party data center facilities from the disclosure in this risk factor and in your Business section. Please file a copy of any agreement relating to your leases of these facilities or tell us why you believe that they are not required to be filed. In addition, with regard to the disclosure in the last paragraph, expand to include the termination date of the agreements.

The Company respectfully advises the Staff that the agreements with service providers who operate the Company’s data centers are not required to be filed as exhibits to the Registration Statement because such agreements are not material contracts under Item 601(b)(10) of Regulation S-K. The Company advises the Staff that (1) the agreements are contracts that ordinarily accompany the kind of business conducted by the Company and (2) the Company is not substantially dependent on any one of its data center agreements. Other third-party service providers provide comparable offerings to those currently being provided to the Company and some of these service providers have resources that are equal to or greater than those of the Company’s current third-party service providers. In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those the Company receives from its current service providers, at a cost to the Company that the Company believes is not materially higher than the cost incurred under its current agreements and without substantial disruption to the Company’s business.

The Company has revised the disclosure on page 20 of the Amendment to disclose the termination date of the third-party service provider agreements.

Risks Related to this Offering and Ownership of our Class A Subordinate Voting Shares, page 34

10.	You disclose in the first full paragraph on page 35 that Mr. Lütke may control a majority of the combined voting power of your Class A and Class B shares. Please tell us whether you expect to be a controlled company as defined by the exchange on which you will list your shares and if so, include a risk factor that discloses the corporate governance implications of being a controlled company. Also include succinct disclosure of your controlled company status on the prospectus cover page and in the Prospectus Summary.

The Company respectfully advises the Staff that no one individual, group or company is expected to hold more than 50% of the voting power for the election of directors of the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Amendment.

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

11.	We note your disclosure immediately below the bullet points on page 134 that you will have an unlimited number of Class A and Class B shares authorized upon completion of this offering. Please add a risk factor that highlights the risks of dilution as a result of shares issuances from the unlimited number of authorized shares, including if applicable, the ability to issue such shares without a shareholder vote.

The Company has revised the disclosure on page 45 of the Amendment to include the requested risk factor.

Provisions of our charter documents…, page 43

12.	Please expand to disclose that you are authorized to issue an unlimited number of preferred shares as well as the attendant risks.

The Company has revised the disclosure on page 44 of the Amendment.

Use of Proceeds, page 48

13.	In the third paragraph, you disclose that you may use proceeds to fund your growth strategies and mention a number of specific uses. Please disclose the net amount of proceeds for each intended use. Refer to Item 3.C.1 of Form 20-F.

The Company respectfully advises the Staff that it cannot quantify the uses of proceeds from the offering with more specificity, as such decisions will depend on market and competitive factors as they evolve over time. Pursuant to Item 3.C.1 of Form 20-F, given that the Company does not currently have specific plans for the use of the proceeds from the offering, the Company has stated and discussed on page 51 of the Amendment the principal reasons for the offering. The Company respectfully advises the Staff that as a result of its significant growth in recent periods and the fact that the Company is operating in a rapidly evolving market, the Company currently does not believe that it can provide the approximate amounts of the proceeds for each of the purposes identified on page 51 of the Amendment with certainty. The Company believes the intended uses disclosed in the Amendment are in furtherance of the Company’s stated growth strategies on page 4 of the Amendment. Therefore, the Company respectfully submits that it believes no further disclosure on the use of proceeds is necessary.

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 57

14.	You disclose in the third full paragraph on page 57 that you expect international revenues to increase as a percentage of total revenues. According to the table at the top of page 65, revenue derived outside the United States has decreased as a percentage of total revenues for the fiscal year ended December 31, 2014. Please expand your disclosure on page 57 or elsewhere to discuss the reasons for this decrease despite your efforts to diversify internationally.

The Company has revised the disclosure on page 60 of the Amendment.

Cost of Revenue Solutions, page 61

15.	We note your disclosure regarding the decrease in gross margin percentage on merchant solutions; however, the gross margin percentage on subscription solutions for the fiscal year ended December 31, 2014 appears to have decreased as well. Please provide a discussion of the reason for the decrease and any steps management is taking to address this challenge.

The Company has revised the disclosure on pages 64 to 65 of the Amendment.

Liquidity and Capital Resources, page 74

16.	Regarding the credit facility you discuss beginning on page 74, please file a copy of the agreements related to the credit facility or tell us why you believe that they are not required to be filed.

The Company advises the Staff that the borrowing limit under this credit facility is C$1.5 million. Furthermore, the Company believes that there are suitable alternatives available in the marketplace, upon terms that are not materially more onerous to the Company, in the event that the agreements related to this credit facility were terminated. As a result, the Company respectfully submits that the agreements related to this credit facility are not required to be filed because they are immaterial in amount and significance and are therefore not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company supplementally advises the Staff that, in March 2015, the Company entered into a second credit facility with Silicon Valley Bank. The Company has revised the disclosure on page 79 of the Amendment to describe the related credit agreement, which will be filed as an exhibit to a subsequent amendment to the Registration Statement.

Critical Accounting Estimates

Stock-based Compensation

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

Stock Valuations, page 80

17.	We note your disclosure that given the absence of an active market for your shares prior to your initial public offering, the fair value of the shares underlying stock options was determined by your board of directors. Please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

The Company has revised the disclosure on page 85 of the Amendment.

Business

Overview, page 86

18.	Please explain in your disclosure how you concluded that the Shopify platform can process at least 10,000 requests per second and disclose any significant assumptions.

The Company has revised the disclosure on page 90 of the Amendment. The Company supplementally advises the Staff that it has developed a platform load testing tool that simulates user requests and allows the Company to see how the platform performs at peak usage levels. There are no significant assumptions involved in the use of this tool because it accurately simulates requests that would be received through usage of the platform.

19.	Where appropriate, please describe the key terms of your agreement with Stripe Inc.

The Company has revised the disclosure on page 97 of the Amendment.

The Opportunity, page 90

20.	You appear to use the number of merchants and annualized revenue per merchant, which you disclose in the first paragraph of this section and on page 3, as a business metric. Please disclose comparable information for prior interim and fiscal periods and provide a discussion of any trends. Also consider expanding your disclosure on page 58 under “Performance Indicators.”

The Company respectfully advises the Staff that it does not believe that the number of merchants and revenue per merchant are relevant business metrics. These business metrics are not used by the Company to manage its business. The Company believes that monthly recurring revenue, or MRR, and gross merchandise volume, or GMV, are the more relevant performance indicators for subscription solutions revenue and merchant solutions revenue, respectively. Although merchants could be used as an indicator of subscription solutions revenue, MRR incorporates both monthly subscription fees (which vary by merchant) and the number of merchants to provide investors greater insight into trends in the Company’s subscription

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

solutions revenue. MRR provides investors with a better understanding of the overall success of the business given the variability in the amount of subscription solutions revenues generated from particular merchants. With respect to annualized revenue per merchant, while this metric may provide an indicator of total revenue, it does not allow investors to understand how the Company’s revenue mix changes over time. Merchant solutions revenue is directionally correlated with GMV and therefore the Company believes GMV is the most appropriate performance indicator for this revenue stream.

Technology, page 96

21.	Please disclose the basis for your belief in the fourth bullet point on page 95 that median response times were much lower than average. Quantify if possible.

The Company has revised the disclosure on page 99 of the Amendment. The Company supplementally advises the Staff that it believes that its response times are lower than average based on an analytics reporting tool used by the Company. This tool allows an organization to compare its application’s performance to others in a selected peer group. The resulting report shows four key metrics (end-user speed, app speed, error rate and availability) in rankings and histograms that update daily for each group. The Company has provided supplementally with this letter a copy of a recent report showing the Shopify platform’s performance compared against the software of other ecommerce vendors.

Our Merchants, page 96

22.	With regard to the disclosure in this section, please include the method used to select the merchants that you discuss. In addition, we note that in many instances, your disclosure suggests that a positive outcome was as a result of the merchant’s use of your product. For example, you disclose:

•	In the first bullet point on page 96 that after implementing Shopify POS, the company’s monthly sales increased 250% and 100% the following year.

•	In the second bullet point on page 96 that when Black Milk Clothing launched their Shopify platform and started worldwide shipping, the brand quickly became popular.

•	In the last bullet point on page 97 that after DODOcase launched its business with Shopify, their sales increased to $3 million.

To the extent that the positive outcomes you describe could be attributed to other factors, please revise to clarify. Otherwise, please describe with greater specificity how Shopify was solely responsible for the positive outcomes you disclose.

The Company has revised the disclosure on page 101 of the Amendment.

23.	Refer to the first bullet point on page 97. Please note that where you include a hyperlink or a URL to a website in your disclosure you assume responsibility for that

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

information. Please file this information or revise to remove the URL. Refer to footnote 41 of SEC Release No. 34-42728 (May 4, 2000).

The Company has revised the disclosure on page 101 of the Amendment to remove the URL.

Facilities, page 101

24.	Please describe the terms of the lease incentives under your agreement for the Ottawa and Toronto properties, including any material conditions attached to the incentives.

The Company has revised the disclosure on page 105 of the Amendment.

Certain Relationships and Related-Party Transactions, page 130

25.	Please clarify what you mean in the last sentence by “except for routine indebtedness as defined under applicable securities legislation” and tell us whether such indebtedness meets the definition of a related party transaction under Item 7.B of Form 20-F.

The Company has revised the disclosure on page 134 of the Amendment.

Principal Shareholders, page 131

26.	In the second paragraph, please include as part of your definition of “beneficial owner” the power to receive the economic benefit of ownership of the securities.

The Company has revised the disclosure on page 135 of the Amendment.

27.	Refer to footnote (3) on page 133. Disclose the natural persons that have voting or investment power over the shares held by Klister Credit Corp.

The Company has revised the disclosure on page 137 of the Amendment.

Description of Share Capital

Registration Rights, page 140

28.	We note that your exhibit index only includes the Fourth Amended and Restated Investors’ Rights Agreement. Please include a discussion of the terms of this Rights Agreement or advise.

The Company has corrected the exhibit index to state that the Company will file the Third Amended and Restated Investors’ Rights Agreement.

Taxation, page 152

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

29.	Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Please advise whether you intend to file a tax opinion. We may have additional comments.

The Company has revised the disclosure on page 156 of the Amendment. The Company believes that it is not required to file an opinion of tax counsel pursuant to Item 601(b)(8) of Regulation S-K. Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for (i) filings on Form S-11, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) filings related to roll-up transactions and (iv) other registered offerings where the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Registration Statement is not on Form S-11, Securities Act Industry Guide 5 does not apply and the offering is not a roll-up transaction. As a result, a tax opinion would only be required if the tax consequences of the transaction were material to an investor. Staff Legal Bulletin No. 19, dated October 14, 2011 (the “Staff Bulletin”), provides that such “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” The Staff Bulletin further states that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert’s opinion to understand the tax consequences in order to make an informed decision. The Company does not believe that this offering is such a transaction.

Underwriting, page 157

30.	Please disclose the number of shares subject to the lock up agreement and provide equivalent disclosure in the risk factor on page 37.

The Company has revised the disclosure on pages 38 and 162 of the Amendment.

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Segment Information, page F-8

31.	Please tell us what consideration was given to separately disclosing revenues generated from the sales of POS hardware, themes, applications, and domains. Refer to ASC 28010-50-40.

The Company has evaluated the requirements as stated in ASC 280-10-50-40 and believes that it has met the disclosure requirements of the standard. The Company discloses

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

revenues based on two “groups” of similar products and services: Subscription Solutions and Merchant Solutions.

In determining the level at which the Company’s products and services should be reported, the Company considered whether a majority of the characteristics described in ASC 280-10-50-11 for determining whether segments can be aggregated were met. Specifically, the Company looked primarily at the characteristics (or “nature”) of its different product and service offerings, and how and when the revenue from each stream was generated. The Company also considered the pattern of revenue recognition.

The Company has grouped within Subscription Solutions all of the products and services that the Company considers integral to the basic subscription arrangement. These products – being themes, apps, and domains – are designed to support a merchant’s online subscription arrangement and are generally delivered at the time the merchant enters into its subscription services arrangement with the Company. As a result, the Company considers this group of products and services to be similar in nature, as they are all integral components to the subscription arrangement.

All other product and service offerings have been grouped within Merchant Solutions on the basis that these expanded product or service offerings, such as POS hardware and Shopify Payments, are part of a separate purchase decision by the merchant that often occurs at a later date. Unlike products or services in Subscription Solutions, POS hardware, for example, is not an integral component to the subscription arrangement that is typically purchased in conjunction with the merchant entering into its initial subscription arrangement with the Company, but rather is an elective feature that a merchant typically adds to its Shopify store in the future. Said differently, most merchants do not elect to purchase POS hardware or sign-up for Shopify Payments at the time they enter into their initial subscription arrangement with the Company. This is in contrast to themes or domain names, which merchants generally purchase at the inception of their subscription arrangement.

In evaluating the overall transparency of its revenue disclosures, the Company also considered the guidance in Regulation S-X Rule 5-03, Income Statements, which, among other things, discusses the various line items that should appear on the face of the income statement. Regulation S-X Rule 5-03(b) states that “If income is derived from more than one of the subcaptions described under § 210.5–03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under § 210.5–03.2 shall be combined in the same manner”.

In this context, we highlight the fact that revenue generated from the aggregate sales of POS hardware, themes, applications and domain registrations did not exceed 10% of the Company’s total revenues for the fiscal years ended December 31, 2012, 2013 or 2014. Given the magnitude of these amounts, the Company does not believe separate disclosure of revenues generated from the sales of POS hardware, themes, applications and domains is necessary. However, the

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

Company intends to monitor these disclosures as its business expands and more products and services are added.

As a result of the above factors, the Company has concluded that more disaggregated entity-wide products and services-related disclosures are not necessary at this time. The Company believes that the aggregated products and services that it currently presents as either Subscription Solutions or Merchant Solutions on the face of the income statement are essentially similar using the aggregation criteria in ASC 280-10-50-11.

Revenue Recognition, page F-8

32.	We note on the company’s web-site description of the Shopify Partner Program that a theme designers can earn up to 70% of each sale they make on the Shopify Theme Store. Please tell us the following with respect to sales of themes:

•	Quantify the amount of revenue generated from the sales of themes for each period presented;

The amount of revenue generated from the sale of themes for each period presented is $4.1 million or 3.9% of revenues in 2014, $2.7 million or 5.4% of revenues in 2013, and $1.8 million or 7.8% of revenues in 2012.

•	Describe the process and the parties involved;

When creating an online store, the Company’s merchants can select from over 100 curated themes available for purchase through the Shopify Theme Store. All of these themes have been reviewed by the Company and are available for immediate download by the merchant through the Shopify Theme Store. Themes range in price, however most are priced from $80 to $180. These themes were developed as part of our Shopify Partner Program, which allows themes to be developed by third parties and sold directly through the Shopify Theme Store. Under this Program, the Company charges and collects a fee on the sale of the theme to the merchant, and remits a portion of that fee to the theme designer. For themes purchased on the Shopify Theme Store, the theme designer is not involved in the arrangement that the Company has with its merchants.

•	Identify who is ultimately responsible for providing the service/product to the customer;

The Company has determined that it has ultimate responsibility for providing themes purchased through the Shopify Theme Store. In reaching this conclusion, management applied the guidance in ASC 605-45-45-4. Factors that the Company considered are as follows:

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

1.	Themes are considered an integral part of the overall Shopify platform provided to merchants and are a necessary component of having a functioning online store. When merchants subscribe to the Shopify platform, they are doing so with the understanding that they will be able to fully customize the look and feel of their online store.

2.	The Company believes that the themes that it offers have an impact on the success of its subscription solution, which is why the Company maintains control over the merchant relationship. The Company does not act as an agent between the third party theme developer and the merchant. The Company provides the first line support to merchants who have support requests around themes. The Company accepts the risks and rewards of a “principal” in the transaction (being the sale of themes from the Shopify Theme Store).

3.	Any third-party developed themes sold through the Shopify Theme Store are reviewed by the Company in order to test the theme’s functionality and usability. Any themes that are not considered to be suitable are rejected. In addition, the Company continuously monitors a theme’s performance and at its sole discretion can remove a theme from the Shopify Theme Store.

4.	The Company requires that themes must be created using Liquid, which is a template engine developed and enhanced by the Company to create themes. Themes created using this template engine can only be used within the Shopify platform and cannot be used with other web platforms.

5.	Under the terms of service with the merchant, the Company has the ability to modify any theme that contains, in the Company’s “sole discretion, an element that is unlawful, offensive, threatening, defamatory…” and the Company “may modify the theme to reflect technical changes and updates required.” The Company may subjectively modify themes to meet these standards.

6.	The Company is solely responsible for hosting the themes on its servers, which ultimately allows the themes to be functional on the Company’s platform.

•	Describe the nature and level of risk borne by the company;

The Company bears all of the risks (and rewards) of a principal in the sale of themes from the Shopify Theme Store for several of the reasons articulated above. Furthermore, any credit risk that may arise, to the extent a merchant is unsatisfied with the product, is borne by the Company. The Company incurs the full loss for chargebacks and does not recover the payment made to the theme developer.

•	Describe how pricing for theme sales is established;

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

The Company is responsible for establishing the price ranges for the various categories or “levels” of themes. Most themes are priced within a range of $80 to $180. While Shopify does not set the specific price of the theme, it provides the theme developer direction on pricing and monitors what tier of pricing the theme developer is charging for a particular theme based on the level of design and functionality. The Company believes it is important that it is able to direct the price charged to its merchants within a reasonable pricing range.

•	Describe how the payment to theme designers is established. For example, clarify if the fees are a percentage of amounts charged for the theme sold;

In establishing the payment to theme developers, fees are generally based on set percentages of amounts charged to the merchant. The Company is responsible for collecting fees from the merchant and will remit a portion of that fee to the theme designer. In the case where the Company would like a particular theme developed, the Company may provide the third party developer with an advance payment to build the theme. Any subsequent sales of the theme and ultimate payments owed to the developer will be reduced by this advance payment. In this situation, if the theme is not successful, the Company absorbs that cost.

•	Quantify the typical percentage or range of percentages of fees paid to a theme designer relative to the price paid for the purchase of a theme; and

The Company collects fees from the merchant and then will generally remit 70% of the revenue to the theme designer.

•	Describe your analysis of all factors in ASC 605-45-45.

In determining whether theme revenue should be recognized on a gross or net basis, the Company has considered the guidance in ASC 605-45-45 and applied judgment in determining whether it should report theme revenue on a gross or net basis.

Indicators the Company considered are as follows:

1.	The Company is the primary obligor in the arrangement (see discussion above).

2.	The Company has sole discretion as to which themes are sold and for how long.

3.	The Company has reasonable latitude in establishing the price charged for themes, as described above.

4.	Theme designers generally “earn” a fixed percentage of the theme sale, as discussed above.

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

5.	The Company has discretion to make changes to the theme and performs all or part of the support services related to themes.

6.	On the indicator of supplier selection, the Company has the ultimate discretion as to which themes are permitted to be sold through the Shopify Theme Store.

7.	The Company has all of the credit risk on theme sales. Although the Company is not obligated to offer refunds, in some cases, refunds are provided to maintain merchant relationships. Theme developers are not exposed to this risk, and will receive their portion of the payment, regardless of collection issues that the Company may experience.

8.	The Company is involved in the determination of product or service specifications. The Company has established a set of requirements that all themes must adhere to.

On balance, the Company believes that the above listed indicators support gross revenue recognition of theme revenue. Although the profit element that the Company realizes on the sale of themes is based on a fixed percentage, this indicator alone is not sufficient to result in the conclusion that the Company is acting as “agent” with respect to the sale of themes.

33.	We note your disclosure that revenues from the sale of Themes, Apps and Domains are classified within Subscription solutions because they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis. Please revise to disclose your revenue recognition policies related to multiple element arrangements and to provide the disclosures required by ASC 605-2550-2.

The Company has considered the guidance with respect to multiple element arrangements, which includes the requirement to identify all deliverables, determine the units of account and measure and allocate consideration to those separate deliverables. Specifically, the Company has evaluated its units of account in response to Staff Comment No. 34. Consistent with the analysis provided in response to Staff Comment No. 34, the Company believes revenues generated from the sale of themes, apps and domain registrations are separate units of accounting and therefore the additional disclosures required by ASC 605-25-50-2 would not be meaningful to the Company’s financial statements. For example, while the Company sells its subscription services plus themes, apps and possibly a domain (if the merchant doesn’t currently own a domain name) to a merchant at the inception of the merchant’s subscription arrangement, all of these elements are separate units of accounting with separate prices charged for the product or service. At present, the Company does not make significant judgments or use assumptions in determining selling price for each of these products or services (all are sold separately on a recurring basis) or make allocations of arrangement consideration. Furthermore, the Company

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

believes that the general timing of revenue recognition is clearly explained in the Company’s accounting policy note on revenue recognition. For these reasons, the Company respectfully submits that it does not believe additional disclosure is necessary.

34.	Related to sales of Themes, Apps and Domains, please provide us with your analysis that these are separate units of accounting based on ASC 605-25-25-5. As these products appear to be utilized by the merchant in conjunction with the subscription, describe for us your basis for recognizing the revenues at the time of the sale. Refer to ASC 605-10-251 and SAB 13.A.1. Please provide us with a similar analysis for your sales of POS hardware.

Themes, Apps and Domain Registration

Since themes, apps and domain registrations are generally delivered at the time the merchant enters into its subscription services agreement, the Company has considered whether these products and services should be accounted for separately from subscription fees. Based on the criteria in 605-25-25-5, the Company has determined that these products and services should be accounted for as separate units of accounting and separate from subscription fees for the following reasons:

a)	Although themes, apps and domain registrations used on the Shopify platform are generally purchased directly from the Company, merchants have the ability to purchase these products and services from external vendors, provided they are compatible with the Shopify platform. Some theme designers who sell their themes on the Shopify Theme Store also sell the same themes to Shopify merchants directly from their own websites. The Company does not generate any revenue from the sale of themes outside of the Shopify Theme Store. Similarly, apps and domain registrations sold on the Shopify platform are also available and sold separately by the respective app developers and domain registration services. Therefore, the Company believes these products have standalone value. Subscriptions fees remain unchanged regardless of whether a merchant also purchases other products or services at the time they initially contract with the Company or whether they acquire these products from third party suppliers. The Company’s subscription fees do not cover additional services relating to themes, apps and domain registrations and therefore revenue recognition for each of these separate revenue items are not grouped under one deliverable arrangement or one “unit of account”.

b)

Merchants generally do not have a right of return for the delivered item. Under Section 10.7 of the Company’s terms of service, the Company does not provide refunds in respect of its subscription plans or the sale of themes, apps or domain registrations. Furthermore, although merchants may have the ability to cancel their subscription at any time, all subscription fees are billed in advance and are

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

non-refundable. Delivery of the undelivered item (i.e., the subscription) is therefore considered probable and substantially in the control of the Company.

POS Hardware

The Company wishes to advise the Staff that POS hardware sales represented approximately 1% of total revenue for the year ended December 31, 2014.

POS hardware may or may not be sold near the same time as subscriptions; therefore, the Company has considered whether POS hardware should be accounted for separately from subscription fees. POS hardware is sold through a separate online website and is made available to merchants who are using Shopify as well as other users who do not have a subscription to the Company’s platform. Based on the criteria in 605-25-25-5, the Company respectfully submits that POS hardware should be accounted for as a separate unit of accounting and separate from subscription fees as:

a)	POS hardware is sold separately by the Company to merchants and therefore has standalone value. POS hardware can also be sold to users who do not have a subscription agreement with the Company.

b)	Merchants have a 30-day right of return for the POS hardware. Subscription fees are not impacted by this right of return. Furthermore, a merchant may choose not to use the POS hardware with the Shopify platform.

Revenue Recognition: ASC 605-10-25-1

The Company has reviewed the guidance of ASC 605-10-25-1. The Company’s revenue recognition policies require that management consider whether or not the revenue has been realized or is realizable or if the revenue has been earned in determining the timing of revenue recognition. Apps and domain registrations are generally recurring subscriptions while themes and POS hardware are generally one-time charges. The products or services are delivered once the Company provides a merchant with access to the POS hardware, theme design, app or domain name. Revenue is recognized upon payment, as the Company has satisfied its obligation to transfer the promised good or service to the merchant and the merchant obtains control over the POS hardware, purchased theme, app or domain name.

Revenue Recognition: SAB 13.A.1.

The Company considered the guidance of SAB 13.A.1. in recognizing revenue. Specifically, the Company recognizes revenue where the following criteria are met:

•	Persuasive evidence of an agreement exists

¡	Merchants must agree to the Company’s terms of service for themes,

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

apps and domain registrations or enter into a customer agreement for POS hardware. The “electronic forms” of contract constitute the Company’s “evidence of an agreement”.

•	Delivery has occurred or services have been provided

o	Revenues generated from subscriptions that provide merchants with the right to use themes, apps and domain registrations are recognized once the merchant is provided access to the theme, apps or domain name. Revenue from the purchase of POS hardware is recognized once the Company delivers the POS hardware. For purchased themes, apps and domain names, the merchant does not have a right of return and, in the case of themes, can “modify” the theme to meet its own design specifications after delivery. Control of the theme, app or domain name passes once access to the theme, app or domain name is provided to the merchant for use on its online store.

•	The seller’s price is fixed or determinable

o	Prices for themes, apps, domain registrations and POS hardware are all fixed or determinable as they are posted through the Company’s website. Discounting arrangements are not offered.

•	Collection is reasonably assured

o	Collection of payment is received in advance of products delivered or services provided.

Note 16. Earnings Per Share, page F-26

35.	We note that you present pro forma net loss per common share calculated assuming the conversion of all series of the company’s convertible preferred shares into common shares. Please revise to also reflect the impact of the redesignation of common shares as Class B multiple voting shares, which will occur immediately prior to the consummation of this offering. Revise to describe how the ratio will be determined for the redesignation and to address consideration of the two-class method. Refer to ASC 260-10-45-59A through 45-60B.

The Company has revised pages F-26 and F-27 of the Amendment.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-2

36.	Please revise to disclose the date of sale for each transaction. In addition, please ensure that you have disclosed the aggregate offering price or nature and aggregate amount of

Matthew Crispino

Securities and Exchange Commission

March 23, 2015

consideration received for all securities issued without registration. Finally, identify the exemption you relied upon for each transaction and disclose the facts relied upon to support the claimed exemption. Refer to Item 701 of Regulation S-K.

The Company has provided additional disclosures under the heading “Recent Sales of Unregistered Securities” starting on page II-2 of the Amendment.

*    *    *    *

Please telephone the undersigned at (617) 523-0002 if you have any questions or require any additional information.

Very truly yours,

/s/ Margaret A. Brown

Margaret A. Brown

cc:	Gabriel Eckstein, Securities and Exchange Commission

Matthew Crispino, Securities and Exchange Commission

Joyce Sweeney, Securities and Exchange Commission

Patrick Gilmore, Securities and Exchange Commission

Barbara C. Jacobs, Securities and Exchange Commission

Tobias Lütke, Chief Executive Officer, Shopify Inc.

Joseph A. Frasca, General Counsel, Shopify Inc.

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Riccardo A. Leofanti, Skadden, Arps, Slate, Meagher & Flom LLP

Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison LLP